Via Edgar and Federal Express
March 5, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telephone conversation related to Alexza Pharmaceuticals, Inc.’s Form 10-K for the fiscal year ended December 31, 2006 filed on March 29, 2007 and as amended on April 10, 2007 File No. 0-51820.
Dear Mr. Rosenberg:
Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”) is pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 subsequent to the Company’s letter dated January 10, 2008 (the “Initial Response”) in response to the Staff’s letter of December 21, 2007. The Company has set forth in italics the comment as submitted to it in during the telephone conversation with SEC staff members Ibolya Ignat and Joel Parker on February 19, 2008.
The Company understands that the Staff will be reviewing the Company’s response and may have additional comments. Alexza welcomes any questions the Staff may have concerning the Company’s responses and thanks the Staff for its attention to the Company’s filing. Please feel free to call the undersigned at the telephone numbers listed at the end of this letter.
The Company has prepared this submission to respond to two questions the Staff posed on the above referenced call, which were:
1. In its analogy to APB 14, how has the Company considered paragraph 16 and whether the value of the warrant should be accreted over the life of the arrangement?
2. Should the warrant (purchase option) be recorded as an asset and amortized?
The Company believes the accounting for this transaction and its structure is relatively unique, particularly because of the accounting model prescribed by FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46(R)). The Company analyzed the accounting for the structure using different accounting models. In addition, the Company believes that its accounting also properly reflects the economics underlying the transactions for the reasons described herein.
The Company respectfully prepared this response to describe the basis for its accounting conclusions in response to the Staff’s specific questions noted above. This response summarizes the Company’s application of FIN 46(R) and provides a summary of the basis for the Company’s conclusions, considering other accounting literature and models, as appropriate.
Requirement to Consolidate
The Company first considered the implications of applying FIN 46(R)’s provisions. The Company issued warrants exercisable for its common stock and in exchange received a call option to acquire all of the voting stock of Symphony Allegro (Allegro) from Holdings LLC (Holdings) in connection with the transaction. The warrants for Alexza common stock provide holders of the warrants with the potential economic benefit from any successes of all of Alexza’s product candidates. The warrants were immediately transferable to certain affiliates of Holdings, and, upon registration and/or qualification under the Securities Act of 1933, as amended, and applicable state securities laws, or under an exemption from the registration or qualification requirements, were transferable to non-affiliates of Holdings. The shares underlying the warrants were registered pursuant to a Registration Statement on From S-3 (Registration Number 333-141724) which was declared effective on July 5, 2007. The warrants are exercisable during the period from December 1, 2007 through December 1, 2011. Holdings, in turn, has only one asset: all of the outstanding equity of Allegro.
In applying FIN 46(R), the Company observed that the call option with Holdings was, in substance, a call option to acquire Allegro’s equity. In the Company’s analysis, the Company believes that Holdings and Allegro are both, by design, variable interest entities (VIEs) pursuant to paragraph 5(b)(3) of FIN 46(R) because the returns of the equity holders are capped due to the call option held by Alexza which is exercisable at set prices. Through the analysis of paragraph 17’s factors, the Company believes that given (1) the design of the structure, (2) its purpose, and (3) the various contracts between the parties, Alexza is more closely aligned with the overall structure and, accordingly, is its primary beneficiary.
Accounting for the Noncontrolling Interest and Related Call Option
In consolidating the combined structure of Holdings and Allegro, the Company determined the call option should not be recognized for two reasons. First, the Company believes that recognizing the call option would effectively double count the consolidated entity’s assets because of FIN 46(R)’s unique requirement to step up all of the VIE’s assets, liabilities, and noncontrolling interest. Second, although the call option is documented in a separate contract, the Company questioned whether the call option is, in substance, embedded or attached to the underlying Allegro shares, which would also preclude the option’s recognition. A summary of the basis for each of those views is described next.
FIN 46(R)’s consolidation procedures require a VIE’s assets, liabilities, and noncontrolling interest to be initially recognized and measured at their fair values at the consolidation date. This accounting model differs from FASB Statement No. 141, Business Combinations, which generally requires step-acquisition accounting. The Company also observed that paragraph 20 of FIN 46(R) prohibits the Company from recognizing the fair value of the license the Company transferred to Allegro upon formation of the entity; instead paragraph 20 requires the asset’s carryover basis to be used. Because the license’s carrying value was zero (costs incurred to create it were expensed as research and development pursuant to FASB Statement No. 2, Accounting for Research and Development Costs), the license was not recognized and separately measured.

As a result of FIN 46(R)’s consolidation procedures requirements, the Company determined that the call option should be eliminated against the noncontrolling interest. The call option’s fixed price effectively serves to transfer the resultant risks and rewards of Allegro from Holdings’ investors to the Company. If the Company determines that the fair value of the outstanding equity of Allegro exceeds the exercise price of the call option, the Company will exercise the call option. Conversely, if the Company determines that the fair value of the outstanding equity of Allegro equity does not exceed the exercise price of the call option, the Company will not exercise the call option.
The Company believes transactions between equity holders of a consolidated VIE should be viewed as capital transactions. That is, if the Company exercises the call option in the future, the Company would not step up the assets and liabilities of Allegro because they were already stepped up to their respective fair values at the formation date. Instead, the Company would treat the exercise of the call option as a capital transaction.
From this logic, it follows that recognizing the call option when the underlying assets have already been stepped up to 100 percent of their respective fair values would, effectively, double count the consolidated assets as the call option is to acquire assets that are already reflected on the consolidated financial statements. The Company believes this basis for accounting for the call option is analogous to the requirements of paragraph 10(f) of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133) and its related implementation issue.
The Company also believes the non-recognition of the call option is required given that FIN 46(R) requires the noncontrolling interest to be initially measured at its fair value. At the consolidation date, the fair value of the noncontrolling interest should reflect that the noncontrolling interest holders’ returns are capped. Deal costs should also be reflected as a component of noncontrolling interest given they are analogous to the offering costs for a subsidiary.
Accounting after Initial Consolidation
Subsequent to formation, the Company does not believe accretion of the noncontrolling interest is required because the noncontrolling holder, Holdings, is at risk for its net investment in the entity. Alexza provides no guaranteed return—implicit or explicit—to Holdings. The Company’s option will be exercised only if it is economic to do so. Holdings’ investors absorb all of the related risks associated with the research and development to the extent of their funding less the fair value of the Alexza warrants and transaction fees received. Alexza’s risk is limited to the fair value of the call option. Accordingly, the Company respectfully believes that accretion of the noncontrolling interest is not required.
The noncontrolling interest in Allegro is subject to significant risk because the development programs to which Allegro has the exclusive rights are early-stage clinical programs dependant on the results of future research and development activities over the next several years. The most advanced clinical program, at the time the agreement was entered into, was in an early-stage human development trial. The development programs could fail, which would ultimately result in the Company not electing to acquire the noncontrolling interest held by Holdings.
The warrants were granted to Holdings as an inducement to contribute capital to fund and participate in the risks of the early-stage development programs and to potentially reduce such overall investment risk. The Company believes that the non-accretion of the noncontrolling interest is also consistent with paragraph 13 of FASB Statement No. 68, Research and Development Arrangements (Statement 68), which notes that warrants or similar instruments issued in connection with a research and development arrangement shall be reported, at fair value, as paid-in-capital, and, thus, as an equity transaction.
Accounting at Termination or Exercise of Option
As previously mentioned, the Company believes that because of FIN 46(R)’s consolidation procedure requirements, the Company should not record the call option asset. At termination of the call option the Company will either exercise it or let it expire. Under each alternative, the Company believes a capital transaction is required to be recognized because the transaction is one between equity holders of an enterprise. The Company also follows the consolidation procedures of paragraph 22 of FIN 46(R), which requires Alexza to recognize research and development expense incurred by the VIE after the noncontrolling interest balance has been reduced to zero, because the noncontrolling interest holder has no further obligation to the VIE.
The Company also considered paragraph 8(c) of EITF Issue No. 00-6, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary (Issue 00-6), which notes that if the parent purchases an option contract that permits the parent to buy or sell shares of a subsidiary at a future date, the parent should not record the acquisition or disposition of shares until it exercises its option and purchases or sells the shares.
The Company has not yet fully analyzed the requirements of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (Statement 160). However, the Company generally believes the basis for its accounting is consistent with the basis described in that Statement 160 (because the initial consolidation is for all of the assets, liabilities, and noncontrolling interest and transactions between and among equity holders are capital transactions).
Analogy to Statement 133
The Company also considered whether the option should be deemed to be freestanding or embedded given the overall structure and substance of the transaction. If the option were deemed to be embedded, the Company does not believe it would require bifurcation pursuant to Statement 133 given the underlying shares to which the option applies are not readily convertible to cash. The Company observed that while there is little interpretive guidance on the definition of a “freestanding” financial instrument, the substance of a transaction must be considered in making this determination.
In this regard, whether an instrument is documented in a contract separate and apart from any other contract is not necessarily determinative. If the transactions are between the same parties and involve the same underlying consideration (in this context, the issuer’s shares), it is important to assess whether the instruments are legally detachable and separately exercisable. If the exercise of one instrument must result in the termination of the other (for example, at exercise), then the instruments normally would not be considered freestanding. Applying this analysis, to view the call option as embedded in the noncontrolling interest would also result in the call option’s value being reflected as a reduction of that noncontrolling interest.
In summary, recognizing that the application of the existing accounting literature is complex given the disparate accounting models, the Company believes its overall accounting for this transaction is consistent with GAAP and transparently portrays the transaction’s underlying economics. The Company has consulted with Ernst & Young, including David Kane in its National Office, in reviewing its accounting. The Company is prepared to discuss this response further at the staff’s convenience.
In connection with the Company’s response to the Staff’s comments, Alexza acknowledges the following:
•	Alexza is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Alexza may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our comments or require any additional information please contact Mark Oki at (650) 944-7666 or me at (650) 944-7788.

Very truly yours,

/s/ August J. Moretti

August J. Moretti
Senior Vice President and Chief Financial Officer

cc:	Ibolya Ignat, Securities and Exchange Commission
Joel Parker, Securities and Exchange Commission
Thomas King, Chief Executive Officer
Brent Fassett, Cooley Godward Kronish LLP
Scott Morrison, Ernst & Young LLP
Surita Jolly, Ernst & Young LLP